SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________



                                    FORM 11-K
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999


                          Employee Share Purchase Plan
                         for Weingarten Realty Investors
                            (Full title of the plan)


                              ____________________


                           WEINGARTEN REALTY INVESTORS
          (Name and issuer of the securities held pursuant to the plan)


                            2600 Citadel Plaza Drive
                              Houston, Texas  77008
                    (Address of principal executive offices)

            WEINGARTEN REALTY INVESTORS EMPLOYEE SHARE PURCHASE PLAN


TABLE  OF  CONTENTS
--------------------------------------------------------------------------------
FINANCIAL  STATEMENTS:                                                      PAGE

    Statement  of  Net Assets  Available for  Benefits  as
           of December 31, 1999  (Unaudited)                                   3

    Statement  of  Changes  in  Net  Assets Available for Benefits for
           the Year Ended  December  31,  1999                                 4

    Notes to Financial Statements                                              5


SUPPLEMENTAL  SCHEDULES:

    Item 27a - Assets Held for Investment, December  31,  1999                 7

    Item 27d - Reportable Transactions for the Year Ended December 31, 1999    8





Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     EMPLOYEE  SHARE  PURCHASE  PLAN  FOR
                                     WEINGARTEN  REALTY  INVESTORS

                                     By:   Weingarten  Realty  Investors



Date:  June  28,  2000               By:      Stanford  Alexander
                                        --------------------------------
                                         Stanford Alexander, Chairman/
                                           Chief Executive Officer

            WEINGARTEN REALTY INVESTORS EMPLOYEE SHARE PURCHASE PLAN


STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS,
DECEMBER  31,  1999
--------------------------------------------------------------------------------




                                             1999
                                         -----------
    ASSETS                               (Unaudited)
    ------


        Common Stock                     $   186,898
        Contribution Receivable              128,044
                                         -----------

            Total Assets                     314,942
                                         -----------



    NET ASSETS AVAILABLE FOR BENEFITS    $   314,942
                                         ===========






             See Notes to Financial Statements

            WEINGARTEN REALTY INVESTORS EMPLOYEE SHARE PURCHASE PLAN


STATEMENT  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
FOR  THE  YEAR  ENDED  DECEMBER  31,  1999
--------------------------------------------------------------------------------





                                                                1999
                                                             -----------
                                                             (Unaudited)
    ADDITIONS:

        Employee Contributions                               $   269,973
        Employer Contributions                                    46,897
                                                             -----------

                Total additions                                  316,870
                                                             -----------

    DEDUCTIONS:

        Net depreciation of investments                            1,928
                                                             -----------

                Total deductions                                   1,928
                                                             -----------


    INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                314,942
                                                             -----------


    NET ASSETS AVAILABLE FOR BENEFITS, Beginning of Year               0
                                                             -----------


    NET ASSETS AVAILABLE FOR BENEFITS, End of Year           $   314,942
                                                             ===========




                        See Notes to Financial Statements

            WEINGARTEN REALTY INVESTORS EMPLOYEE SHARE PURCHASE PLAN


NOTES  TO  FINANCIAL  STATEMENTS
FOR  THE  YEAR  ENDED  DECEMBER  31,  1999
--------------------------------------------------------------------------------


1.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

    The primary purpose of the Weingarten Realty Investors Employee Share Purchase Plan (the "Plan") is to encourage share ownership among employees and Board members of Weingarten Realty Investors ("WRI") and its wholly-owned subsidiary, Weingarten Realty Management Company ("WRMC"), referred to, collectively, as the "Company".

    Basis  of Accounting -  The financial records of the Plan  and  the  account
    --------------------
    records of participants of the Plan are generally maintained on the cash basis of accounting. The accompanying financial statements of the Plan are presented on the accrual basis of accounting; accordingly, memorandum entries are made to the accounting records to reflect the accrual for contributions by the Company and participants.

    Use  of  Estimates -  The  preparation  of  financial  statements  requires
    ------------------
    management to make use of estimates and assumptions that affect amounts reported in the financial statements as well as certain disclosures. Actual results could differ from those estimates.

    Investment  Valuation -  Investments  are  stated  at  market  value  as
    ---------------------
    determined reference to published market quotations. Investment transactions are recorded as of the trade date.

2.  SUMMARY  DESCRIPTION  OF  THE  PLAN

    This Plan is a defined contribution employee share purchase plan and is designed to be a Qualified Plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended ("Code"). The Plan is designed to invest in common shares of WRI and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). For further information relating to contributions and eligibility, participants should refer to the Summary Plan Description provided to them by the Company.

    Eligible  Employees -  All full-time employees are eligible  to  participate
    -------------------
    in the Plan after completing one hour of eligible service and attaining 21 years of age. In addition, Board members of the Company may also participate.

    Contributions - The Company must contribute to the Plan an amount sufficient
    -------------
    to cover the purchase price discount of the common shares. The purchase price is defined as 85% of the lesser of: (A) the closing price of the common shares on the last day of such purchase period and (B) the greater of: (i) the closing price of the common shares on the first day of such purchase period and (ii) the average closing price of the common shares for all business days in the purchase period. The purchase period is defined as the first day of a calendar quarter and ends on the last day of such calendar quarter.

    Participant  Contributions -  For  each  purchase period,  participants  may
    --------------------------
    contribute a specific dollar amount or a percentage of his or her salary; however, the minimum payroll deduction under this Plan is $10.00 each pay day, and the maximum contribution allowed under this Plan is $25,000 for any calendar year.

    Plan  Amendment or Termination -  The  Company  has  the  right  to amend or
    ------------------------------
    terminate the Plan at anytime. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

3.  ADMINISTRATIVE  EXPENSES

    The Company paid all expenses incurred in the administration of the Plan, including expenses and fees of the custodian in 1999.

4.  FEDERAL  INCOME  TAXES

    The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and was tax-exempt as of the financial statement date.




                                    ********


       ITEM 27A - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
                                AS OF DECEMBER 31, 1999



                                       DESCRIPTION OF INVESTMENT
                                       INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER, LESSOR  RATE OF INTEREST, COLLATERAL,             CURRENT
OR SIMILAR PARTY                         PAR OR MATURITY VALUE        COST      VALUE
-----------------------------------  -----------------------------  --------  ---------


*WEINGARTEN REALTY INVESTORS                   8,157 COMMON SHARES  $316,870  $314,942





_______________________________
*PARTY-IN-INTEREST



                 ITEM 27D - SUPPLEMENTAL SCHEDULE OF FIVE PERCENT REPORTABLE TRANSACTIONS
                                   FOR THE YEAR ENDED DECEMBER 31, 1999

SINGLE  TRANSACTIONS  INVOLVING  AN  AMOUNT  IN EXCESS OF FIVE PERCENT OP THE CURRENT VALUE OF PLAN ASSETS
----------------------------------------------------------------------------------------------------------



                                                   PURCHASE   SELLING    COST OF    CURRENT       NET
IDENTITY OF PARTY INVOLVED   DESCRIPTION OF ASSET    PRICE     PRICE   ASSETS SOLD   VALUE    GAIN/(LOSS)
---------------------------  --------------------  ---------  -------  -----------  --------  ------------
WEINGARTEN REALTY INVESTORS     567 COMMON SHARES  $  21,176       --           --  $ 22,062     $ 886

WEINGARTEN REALTY INVESTORS     656 COMMON SHARES     25,550       --           --    25,550        --






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